Exhibit 99.35 – Amended January 2022

Exhibit 99.35 Contents

- **Copy of NIP CFTC NFA 7-R Current:** Copy of 7-R information currently held in NFA system (downloaded from NFA system)
- **Copy of NIP CFTC NFA 7-R December 2012:** Copy of 7-R form submitted to NFA at time of registration in December 2012
- **Copy of UK Securities and Futures Authority Notice:** Copy of UK Securities and Futures Authority Notice relating to Australian Index Arbitrage September 2000 Regulatory Disclosure Matter
- **Copy of UK FSA Final Notice:** Copy of UK FSA Final Notice relating to International Equity Derivatives November 2009 Regulatory Disclosure Matter

Summary of Amendments

- The 7-R information uploaded as Exhibit 99.35 to the SBSE-A filing is a download of the information currently held in the NFA online registration system.
- The Regulatory Disciplinary sections of the 7-R information held in the NFA system and the 7-R submitted to the NFA at the time of registration refer to "UK SECURITIES AND FUTURES AUTHORITY NOTICE SENT TO NFA" and "UK FSA FINAL NOTICE SENT TO NFA".
- The filing has been amended to include copies of the two notices, as well as a copy of the 7-R submitted to the NFA at time of registration in December 2012.